EXHIBIT 99.1
                                                                  ------------

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                           Q3
                                        WESTERN OIL SANDS 2006 INTERIM REPORT
    FOR THE NINE-MONTH PERIOD
     ENDED SEPTEMBER 30, 2006
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WESTERN OIL SANDS
INTERIM REPORT FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006


MESSAGE TO SHAREHOLDERS

Western Oil Sands Inc. ("Western") is pleased to report record third quarter 2006 results and provide an operational update for the Athabasca Oil Sands Project (the "Project" or the "AOSP"). During the third quarter of 2006, Western generated record net revenue of $206.2 million, EBITDAX of $123.4 million, cash flow from operations of $110.5 million ($0.69 per share) and net earnings of $84.5 million ($0.52 per share). By comparison, in the third quarter of 2005, Western generated net revenue of $185.7 million, EBITDAX of $111.0 million, cash flow from operations of $95.0 million ($0.59 per share) and net earnings of $79.4 million ($0.50 per share).

     Relative to the comparable quarter in 2005, financial results for the third quarter of 2006 were positively impacted by a 12 per cent increase in West Texas Intermediate ("WTI") prices, narrower heavy crude oil price differentials, lower natural gas prices and no volumes subject to fixed priced hedge contracts. Relative to the second quarter of 2006, results were positively impacted by continued strength in WTI prices, higher production levels due to the completion of the first full turnaround of the AOSP in July, partially offset by marginally wider heavy crude oil differentials. In the third quarter of 2006, a total of $33.1 million of unrealized foreign exchange and risk management gains ($23.2 million net of tax) was included in net earnings, compared to unrealized foreign exchange and risk management gains of $31.9million ($26.2 million net of tax) for the third quarter of 2005.

HIGHLIGHTS
o Western exercised its option to participate to its 20 per cent interest in Chevron Canada's ("Chevron") Ells River In-Situ Project on August 31, 2006. The Ells River Project is located approximately 50 kilometers northwest of Fort McMurray in the Athabasca oil sands region and currently comprises approximately 75,000 acres of land (15,000 acres net to Western). Chevron estimates there are 7.5 billion barrels of oil in place and potential for in-situ oil recovery from these resources. An 80 to 100 well appraisal drilling program is expected to commence in the 2006/2007 winter season, and will continue in parallel with engineering, processing and other technical evaluation work.

o Western appointed Mr. Graig Ritchie to the position of Vice President, Oil Sands. Mr. Ritchie, who will have primary responsibility for Western's in-situ and other corporate initiatives, has over 20 years of experience in oil sands with EnCana Corporation and Imperial Oil Limited in production, engineering and market development.

o Western acquired two additional leases which are prospective for in-situ development in the Athabasca region during the third quarter, namely leases 442 and 472, which are contiguous to Western's existing lease 353. Taken together, this brings the total acreage under leases which would be operated by Western to over 21,000 acres.

o Western, together with the other Joint Venture Owners, successfully completed the first full turnaround of the Mine and Upgrader in the third quarter. In total, over 630,000 man hours were dedicated to this process, and resulted in a quick ramp-up to production rates achieved prior to the turnaround. Western's share of the turnaround expenses totaled approximately $40 million, including $5.3 million which was incurred during the third quarter.

o During the third quarter, Western's Board of Directors approved additional pre-final investment decision capital commitments of approximately $315 million for the AOSP Expansion 1. These commitments allowed the Project to proceed with its planned schedule, fixing the price of key components, and involved committing to major long lead time equipment as well as to incur other pre-construction expenditures.


HIGHLIGHTS SUBSEQUENT TO THE END OF THE QUARTER

o On October 25, 2006, Western announced that its Board of Directors approved the Company's participation in Expansion 1 of the AOSP, pending final regulatory approval. This is the first of three planned 100,000 barrel per day expansions to the AOSP. Expansion 1 is a fully integrated expansion of the existing AOSP facilities and includes new oil sands mining operations on Lease 13, associated additional bitumen upgrading at the Scotford Upgrader, and the construction of common upstream infrastructure that will be sized to support future mining expansions. This decision marks a key step in growing Western's production to 150,000 to 200,000 barrels per day within the next 15 years. The capital cost estimate for Expansion 1 remains at approximately $11.2 billion ($2.2 billion net to Western), with contingency and Owners costs representing a significant portion of this estimate.

o With approval of Expansion 1, Western also reported increased oil sands reserve estimates using reserve definitions in accordance with National Instrument 51-101. Western's qualified independent evaluator, GLJ Petroleum Consultants ("GLJ"), has initially estimated that Western's working interest or Company gross proved plus probable reserves from AOSP Expansion 1 are approximately 252 million barrels of synthetic crude oil. This represents an increase of more than 80 per cent over the reserve position assigned to the Muskeg River Mine as at December 31, 2005 and reported in Western's Annual Information Form, bringing the total estimated proved and probable reserves to over 554 million barrels net of production as at the end of October 2006. Upon regulatory approval of the Muskeg River Mine expansion, GLJ will also reclassify 84 million barrels of probable reserves net to Western to proved reserves. As a result of this reclassification, total proved reserves will represent 483 million barrels or over 87 per cent of the total estimated 554 million barrels of proved and probable reserves.

     Along with Western exercising its option to participate in Expansion 1, a payment to Shell Canada Limited of approximately $15 million is required associated with the incremental project reserves of recoverable bitumen as per the terms of the Joint Venture Agreement.

o Following six years of service, Mr. Tullio Cedraschi announced his resignation from Western's Board of Directors. We thank Mr. Cedraschi for his service, counsel and outstanding leadership through Western's start-up to an operating company. Western has started a search for a replacement director and an appointment will be made in due course.


MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of financial condition and results of operations was prepared as of October 25, 2006 and should be read in conjunction with the Interim Unaudited Consolidated Financial Statements for the periods ended September 30, 2006 and 2005 and the Audited Consolidated Financial Statements at December 31, 2005 included in the Annual Report. It offers Management's analysis of our financial and operating results and contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "estimate", "expect", "potential", "could", or similar words suggesting future outcomes. We caution readers and prospective investors of the Company's securities to not place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. These risks include, but are not limited to, risks of commodity prices in the marketplace for crude oil and natural gas; risks associated with the extraction, treatment and upgrading of mineable oil sands deposits; size and scope of expansions; risks surrounding the level and timing of capital expenditures required to fulfill the Project's growth strategy; risks of financing these growth initiatives at commercially attractive levels; risks of being unable to participate in expansion and corresponding loss of voting rights in the AOSP; risks relating to the execution of the Project's optimization strategy; risks involving the uncertainty of estimates involved in the reserve and resource estimation process and ore body configuration/geometry, uncertainty in the assessment of asset retirement obligations, uncertainty in the estimation of future income taxes, and uncertainty in treatment of capital for royalty purposes; risks surrounding health, safety and environmental matters; risk of foreign exchange rate fluctuations; risks and uncertainties associated with securing the necessary regulatory approvals for expansion initiatives; risks surrounding major interruptions in operational performance together with any associated insurance proceedings thereto; and risks associated with identifying, negotiating and completing our other business development activities, both those that relate to oil sands activities and those that do not, either domestically or abroad. Risks associated with our international initiatives include, but are not limited to, political and economic conditions in the countries in which we intend to operate, risks associated with acts of insurgency or terrorism, changes in market conditions, political risks, including changes in law or government policy, the risks associated with negotiating with foreign governments and risks generally associated with international activity.

     For additional information relating to the risks and uncertainties facing Western, refer to Western's Annual Information Form for the year ended December 31, 2005 which is available on SEDAR at www.sedar.com.

Highlights
                                                  Three Months Ended September 30   Nine Months Ended September 30
-------------------------------------------------------------------------------------------------------------------
                                                              2006           2005                2006         2005
-------------------------------------------------------------------------------------------------------------------
Operating Data (bbls/d)
    Bitumen Production                                      32,836         33,034              24,799       30,789
    Synthetic Crude Sales                                   43,746         43,240              34,540       40,776
    Operating Expense per Processed Barrel ($/bbl)           22.38          20.58               32.38        21.50
Financial Data ($ thousands, except as indicated)
    Net Revenue                                            206,247        185,689             441,128      425,599
    Realized Crude Oil Sales Price ($/bbl) (1) (2)           67.42          58.79               62.92        49.62
    EBITDAX (1) (3)                                        123,441        111,003             177,342      222,482
    Cash Flow from Operations (4)                          110,500         95,048             137,387      173,837
    Cash Flow per Share - Basic ($/Share) (1) (5)             0.69           0.59                0.85         1.09
    Net Earnings (6)                                        84,531         79,373              40,169      106,079
    Net Earnings Per Share - Basic ($/Share)                  0.52           0.50                0.25         0.66
    Net Capital Expenditures (7)                            96,402         15,960             187,561       20,614
    Long-term Financial Liabilities (8)                    670,925        736,918             670,925      736,918
    Weighted Average Shares Outstanding - Basic (Shares) 161,084,823  160,229,593         160,928,037  160,103,854
===================================================================================================================

(1) Please refer to page 12 for a discussion of Non-GAAP financial measures.
(2) The realized crude oil sales price is the revenue derived from the sale of Western's share of the Project's synthetic crude oil, net of hedging activities, divided by the corresponding volume. Please refer to page 4 for the calculation of net revenue.
(3) Earnings before interest, taxes, depreciation, depletion, amortization, stock based compensation, accretion on asset retirement obligation, risk management and foreign exchange as calculated on page 9.
(4) Cash flow from operations is expressed before changes in non-cash working capital.
(5) Cash flow per share is calculated as cash flow from operations divided by weighted average common shares outstanding, basic.
(6) Western has not paid dividends in any of the above referenced periods.

(7) Net Capital Expenditures are capital expenditures net of any insurance proceeds received during the period.
(8) Long-term Financial Liabilities includes long-term debt, option premium liability and lease obligations.

OPERATING RESULTS

Production

The AOSP completed its first full turnaround of the Mine and Upgrader early in the third quarter of 2006 and, as a result, third quarter production averaged 32,836 barrels per day compared to 33,034 barrels per day in the third quarter of 2005. The impact of the turnaround reduced production for the month of July to 28,594 barrels per day. The AOSP successfully ramped-up production to rates achieved prior to the turnaround and experienced little or no disruption as the Project returned to full production. More than 630,000 man hours were dedicated to the turnaround process covering a period of 56 days. Due to the discovery of additional coking inside the residual hydrocrackers during the turnaround process, the schedule was extended resulting in higher than expected turnaround costs totaling $40.2 million net to Western, including $5.3 million incurred in the third quarter. The Joint Venture studied the learnings from this major turnaround and is investigating whether full Mine and Upgrader turnarounds will be required on a three year cycle or if more optimal sequencing of units could be achieved.

Revenue

Net Revenue                                       Three Months Ended September 30   Nine Months Ended September 30
-------------------------------------------------------------------------------------------------------------------
($ thousands, except as indicated)                               2006        2005                 2006        2005
-------------------------------------------------------------------------------------------------------------------
Revenue
    Oil Sands (1)                                             271,992     235,181              594,442     554,419
    Marketing and Transportation                               50,183      40,010              101,220     131,122
    Total Revenue                                             322,175     275,191              695,662     685,541
-------------------------------------------------------------------------------------------------------------------
Purchased Feedstocks and Transportation
    Oil Sands                                                  65,750      49,512              153,859     128,175
    Marketing and Transportation                               50,178      39,990              100,675     131,767
    Total Purchased Feedstocks and Transportation             115,928      89,502              254,534     259,942
-------------------------------------------------------------------------------------------------------------------
Net Revenue
    Oil Sands (1)                                             206,242     185,669              440,583     426,244
    Marketing and Transportation                                    5          20                  545        (645)
    Total Net Revenue                                         206,247     185,689              441,128     425,599
-------------------------------------------------------------------------------------------------------------------
Synthetic Crude Sales (bbls/d)                                 43,746      43,240               34,450      40,776
Realized Crude Oil Sales Price ($/bbl) (2)                      67.42       58.79                62.92       49.62
===================================================================================================================

(1) Oil Sands Revenue and Net Revenue are presented net of Western's hedging activities.
(2) Realized Crude Oil Sales Price ($/bbl) is calculated as Oil Sands Revenue less any transportation costs divided by synthetic crude sales volume. For three and nine months ended September 2006, $0.7 million and $1.2 million, respectively, have been incurred for transportation costs related to Oil Sands.

Western recorded crude oil sales revenue of $322.2 million in the third quarter of 2006, including $272.0 million from proprietary production compared to $275.2 million in the third quarter of 2005, which included $235.2 million from proprietary production. This 17 per cent year-over-year increase in crude oil sales revenue is mainly the result of a $8.63 per barrel, or 15 per cent, increase in our realized crude oil sales price to $67.42 per barrel in the third quarter of 2006 compared to $58.79 per barrel for the prior year period.

     Oil sands sales volumes, including bitumen and purchased feedstocks, averaged 43,746 barrels per day in the third quarter of 2006 which is comparable to the 43,240 barrels per day recorded in the third quarter of 2005 as production and corresponding sales activity following the full turnaround returned to historical norms.

     An increased realized sales price in the third quarter of 2006 compared to the prior year period is predominantly due to a 12 per cent increase in underlying WTI prices which averaged $70.48 per barrel for the quarter compared to $63.19 per barrel in the third quarter of 2005. Also contributing to higher year-over-year realizations is the absence of lower-priced fixed price swap contracts in 2006 and a narrowing of the heavy crude oil price differential, partially offset by the strengthening of the Canadian dollar relative to the US dollar. The heavy crude oil price differential narrowed by approximately US$0.91 per barrel averaging US$19.42 per barrel for the third quarter of 2006 compared to US$20.32 per barrel for the prior year period or, in percentage terms, 28 per cent in the third quarter of 2006 compared to 32 per cent for the third quarter of 2005. As communicated in previous interim reports, this general narrowing of the heavy crude oil differential in recent quarters is due to increased access of Canadian heavy crude oil to markets in the United States Midwest and Gulf Coast regions through recent crude oil pipeline reversals. The differential is also narrower year-over-year due to a longer than normal asphalt season which uses heavy crude oil as a feedstock for road construction. Included in Western's sales mix are heavy crude oil products which attract a lower sales price, thereby affecting our overall sales price realizations. With heavy oil products in the overall sales mix, absolute commodity prices and heavy oil market differentials affect average synthetic crude oil price realizations. Western's fixed price swap program ceased at the end of 2005 which also contributed to dramatically higher sales price realizations compared to the third quarter of 2005.

     Compared to the second quarter of 2006, Western's sales price realizations increased $0.94 per barrel primarily a result of a return to more optimal plant operations which generally lightens the overall sales mix stemming from the completion of the turnaround, combined with a marginal weakening of the Canadian dollar relative to the US, partially offset by both marginally lower WTI prices and marginally wider heavy crude oil price differentials.

     After deducting the cost of purchased feedstocks and transportation costs downstream of Edmonton, Western's net revenue totaled $206.2 million in the third quarter of 2006 representing an 11 per cent increase over the $185.7 million recorded in the third quarter of 2005. Feedstocks are crude products introduced at the Upgrader. Some are introduced into the hydrocracking/hydrotreating process and others are used to create various blends of synthetic crude oil products. The cost of these feedstocks depends on world oil markets and the spread between heavy and light crude oil prices.

Operating Costs

Western's unit cash operating costs increased slightly to $20.67 per processed barrel, excluding turnaround expenses, in the third quarter of 2006 compared to $20.58 per processed barrel for the third quarter of 2005. Operating costs, including turnaround expenses, were $22.38 per barrel as the turnaround extended into the beginning of July 2006. Western's share of the turnaround expenses totaled $40.2 million, $5.3 million of which was incurred in the third quarter of 2006. Excluding turnaround expenses, operating costs during the third quarter of 2006 were positively impacted by a 23 per cent decrease in NYMEX natural gas prices. Compared to the third quarter of 2005, this impact was offset by higher maintenance costs associated with a high commodity price environment, together with higher priced feedstocks in inventory at June 30, 2006 flowing through cost of sales in the third quarter of 2006. The Project is committed to analyzing potential improvements in the operations to enhance availability and reliability factors.

                                                  Three Months Ended September 30  Nine Months Ended September 30
------------------------------------------------------------------------------------------------------------------
($ thousands, except as indicated)                               2006        2005                2006        2005
------------------------------------------------------------------------------------------------------------------
Operating Expenses For Bitumen Sold
    Operating Expense - Income Statement                       61,192      64,810             179,710     179,300
    Operating Expense - Inventoried                             2,136        (979)              5,619       3,095
    Turnaround Costs - Income Statement                         5,261           -              40,160           -
    Total Operating Expenses For Bitumen Sold                  68,589      63,831             225,489     182,564
------------------------------------------------------------------------------------------------------------------
Sales (barrels per day)
    Total Synthetic Crude Sales                                43,746      43,240              34,540      40,766
    Purchased Upgrader Blend Stocks                            10,437       9,532               9,034       9,702
    Synthetic Crude Sales Excluding Blend Stocks               33,309      33,708              25,506      31,074
------------------------------------------------------------------------------------------------------------------
Operating Expenses Per Processed Barrel ($/bbl) (1)             22.38       20.58               32.38       21.50
Operating Expenses Per Processed Barrel
    Excluding Turnaround Costs ($/bbl) (2)                      20.67       20.58               26.62       21.50
==================================================================================================================

(1) Operating Expenses Per Processed Barrel ($/bbl) is calculated as Total Operating Expenses For Bitumen Sold divided by Synthetic Crude Sales Excluding Blend Stocks.
(2) Operating expenses per processed barrel excluding the effects of the turnaround taken by total operating expenses for bitumen sold, less turnaround expenses divided by synthetic crude sales excluding blend stocks.

The above table calculates operating expenses per processed barrel on the basis of the operating costs that are associated with the synthetic crude sales, excluding purchased blendstocks, for the relevant period. This calculation recognizes that, intrinsic in the Project's operations, bitumen production from the Mine receives an approximate three per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks.

Royalties

As a result of higher deemed bitumen prices offset slightly by lower production, royalties totaled $1.5 million in the third quarter of 2006 which is comparable to the $1.4 million in the third quarter of 2005. Royalties were $0.8 million higher in the third quarter compared to the second quarter of 2006 due to the Project completing the turnaround in early July.

     Western continues to pay a one per cent royalty on the gross deemed bitumen revenues and, at current commodity prices, we do not anticipate conversion to the 25 per cent of net bitumen revenues for the next several years. This assessment is based on the premise that capital associated with expansions to the base Project are included in the capital base from which the deemed bitumen revenue is drawn.


CORPORATE RESULTS

Research and Business Development Expense

Western incurred $8.3 million in research and development expenses in the third quarter of 2006 compared to $3.9 million in the third quarter of 2005. Of the $8.3 million incurred during the third quarter, $5.4 million (or 65 per cent) relates to AOSP-related research and development projects. This increase is a result of additional efforts in research and business development as Western continues to pursue opportunities which may enhance the value of the AOSP, in addition to other Western-led initiatives.

General and Administrative Expense

General and administrative expenses ("G&A") were $3.9 million for the third quarter of 2006 compared to $2.7 million for the third quarter of 2005. This increase is due to the addition of employees within Western and higher professional fees associated with regulatory compliance and expansion related initiatives.

Insurance Expense

Insurance expenses were $2.6 million for the third quarter of 2006 compared to $1.9 million in the third quarter of 2005. This increase is due to additional premiums associated with increased levels of coverage, partially offset by the strengthening of the Canadian dollar over the comparable periods as the premiums are paid in US dollars but reported for financial statement purposes in Canadian dollars.

Interest Expense

Interest expense totaled $13.6 million in the third quarter of 2006 which is comparable to the amount recorded during the third quarter of 2005. Interest expense in the third quarter of 2006 is comprised of $11.9 million related to interest charges on debt obligations (Q3-2005 - $12.6 million), $0.7 million (Q3-2005 - $0.6 million) on capital lease obligations and $0.9 million (Q3-2005
- $0.3 million) on the option premium liability. The option premium liability relates to Western's strategic crude oil risk management program implemented in the third quarter of 2005, and the decision to defer the premiums associated with the put and call options purchased and sold, respectively. Imbedded in the prices of the deferred options is a financing charge which is reported as interest expense.

Quarter-over-quarter interest expense is comparable as a result of Western carrying a larger average balance in its Revolving Credit Facility during the third quarter of 2006. This was offset by the Canadian dollar strengthening against the US dollar during this period compared to the prior year period, thereby reducing interest charges on our US denominated Notes which are reported in Canadian dollars. Higher Revolving Credit Facility balances are a direct result of the full turnaround and the ramp-up of capital associated with pre-Final Investment Decision (FID) expenditures resulting in Western drawing on this facility to satisfy working capital commitments. Western anticipates higher interest cost as we move through the financing of Expansion 1 as the Revolving Credit Facility, together with possible other forms of debt financing, will be utilized to fund Western's 20 per cent share of the expansion. Interest costs related to Western's funding of Expansion 1 will be capitalized and amortized over the life of the Expansion once production commences.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization ("DD&A") totaled $20.5 million for the third quarter of 2006 compared to $13.1 million recorded in the third quarter of 2005. Included in the $20.5 million is $6.6 million, representing Western's share of certain AOSP capital initiatives designed to enhance the performance and reliability of the upstream operations which the Joint Venture determined to have no future economic benefit. As such, these initiatives have been expensed. The Project continues to explore and incur capital expenditures related to production enhancements of both the upstream and downstream operations. These activities will be prioritized such that high-impact, high-value initiatives will be implemented first, with the focus primarily directed to our downstream assets. Production enhancements will continue on an ongoing basis with the goal of achieving 200,000 barrels per day (40,000 barrels net to Western) from the base operation. Higher production, which increases the amount recorded for DD&A, was offset by a larger reserve base as at December 31, 2005 used for the purposes of DD&A rates in fiscal 2006.

Foreign Exchange

During the third quarter of 2006, Western reported a foreign exchange loss of $0.4 million compared to a gain of $28.1 million in the third quarter of 2005. As reference points, the noon-day closing foreign exchange rate on September
29, 2006 was $0.8966 US/Cdn compared to $0.8969 US/Cdn on June 30, 2006 and $0.8613 US/Cdn on September 30, 2005. The average rate for the third quarter of 2006 was $0.8921 US/Cdn compared to $0.8325 US/Cdn for the prior year period and $0.8912 US/Cdn for the second quarter of 2006.

Risk Management Activities

Western's initial fixed price hedging program expired on December 31, 2005. Western has no risk management financial instruments associated with fiscal 2006 and, as such, crude oil price realizations in the third quarter of 2006 were not impacted by risk management activities. Realizations in the third quarter of 2005 were negatively impacted by $6.99 per barrel due to risk management activities.

                                       Three Months Ended September 30   Nine Months Ended September 30
--------------------------------------------------------------------------------------------------------
(Unaudited)                                           2006        2005                 2006        2005
--------------------------------------------------------------------------------------------------------
Decrease in Revenue ($ thousands)                        -      27,821                    -      85,418
Decrease in Revenue ($/bbl)                              -        6.99                    -        7.67
========================================================================================================

     In the third quarter of 2005, Western implemented strategic crude oil hedges in order to provide greater cash flow certainty during those years where significant AOSP expansion capital expenditures are expected. Western employed a collar strategy whereby a series of put and call options were purchased and sold with a number of major financial institutions. The program established a weighted average floor price of US$52.42 on 20,000 barrels per day and a ceiling price of US$92.41 on an average 13,333 barrels per day for the period January 2007 through to December 2009.

     Western is not utilizing hedge accounting treatment under Canadian GAAP for this program and, as a result, certain mark-to-market adjustments will likely result in increased volatility in our reported net income. These adjustments are created from the changes in the fair market value of the financial instruments employed over the time period in question. For the period ended September 30, 2006, Western's risk management assets increased significantly in value from the amount recorded as at June 30, 2006 resulting in a mark-to-market gain of $33.3 million ($23.3 million net of tax) primarily due to the significant retracement of WTI in the last few weeks of the third quarter. This gain does not impact stated cash flow from operations in the third quarter of 2006. At the end of the second quarter of 2006, the initial amount recorded as a risk management asset had reverted to a liability mainly due to the significant increase in WTI to that point. However, with the retracement in WTI experienced in the third quarter of 2006, the risk management asset has reverted back to an asset on the balance sheet. Gains and losses on the risk management asset/liability are volatile as a result of a high correlation to the underlying commodity upon which the hedging is designed to mitigate. While Western expects these wide variations in mark-to-market gains and losses to continue, it is important to note that the price of WTI has remained within the collar established under the strategy. The current forward curve of WTI during the duration of Western's risk management program would also be within this collar. Consequently, should these forward prices of crude oil materialize, the goal of Western's risk management program would be achieved - namely, relatively minor premiums incurred to enhance cash flow certainty during construction of the AOSP Expansion1. Western continues to monitor the portfolio of financial instruments to determine if modifications are necessary in light of higher capital costs for Expansion 1, together with

Western's in-situ development program on Western's leases as well as Chevron's Ells River In-Situ Project.

                                                  Three Months Ended September 30   Nine Months Ended September 30
-------------------------------------------------------------------------------------------------------------------
(Unaudited) ($ thousands)                                        2006        2005                 2006        2005
-------------------------------------------------------------------------------------------------------------------
Risk Management Asset (Liability) - Beginning of Period       (13,776)          -               98,426           -
Net Premium                                                         -      84,976                    -      84,976
Increase (Decrease) in Fair Value                              33,252       1,697              (78,950)      1,697
Risk Management Asset - End of Period                          19,476      86,673               19,476      86,673
Less: Current Portion (1)                                       4,645           -                4,645           -
Risk Management Asset - Long-term Portion                      14,831      86,673               14,831      86,673
===================================================================================================================

(1) Current portion represents the fair value of the risk management program that expires within the next 12 months.

Income Taxes

For the third quarter of 2006, Western had an income tax expense of $35.5 million compared to $34.0 million for the same period last year. Included in this expense is a future income tax expense of $35.5 million (2005 - $33.4million) which reflects the increase in the future income tax liability associated with expected tax depreciation claims and the reduction in the future income tax assets associated with the Risk Management Activities.

Net Earnings

Western reported record net earnings of $84.5 million ($0.52 per share) in the third quarter of 2006 compared to $79.4 million ($0.50 per share) in the third quarter of 2005. Net earnings in the third quarter of 2006 include the impact of an unrealized foreign exchange loss on both our US dollar denominated debt and option premium liability together with a mark-to-market gain from risk management activities. In the third quarter of 2006, there were net unrealized foreign exchange and risk management gains of $33.1 million compared to an unrealized gain of $31.9million in the third quarter of 2005. Excluding the impact of unrealized foreign exchange and risk management gains, net earnings were $61.3 million in the third quarter of 2006 compared to net earnings of $53.2 million in the third quarter of 2005.

The following table provides the reconciliation between Net Earnings, Cash Flow from Operations (before changes in non-cash working capital) and EBITDAX:

Reconciliation: Net Earnings (Loss) to EBITDAX    Three Months Ended September 30   Nine Months Ended September 30
-------------------------------------------------------------------------------------------------------------------
($ thousands)                                                    2006        2005                 2006        2005
-------------------------------------------------------------------------------------------------------------------
Net Earnings Attributable to Common Shareholders               84,531      79,373               40,169     106,079
Add (Deduct):
    Depreciation, Depletion and Amortization                   20,470      13,119               37,836      36,654
    Accretion on Asset Retirement Obligation                      155         141                  466         425
    Stock-based Compensation                                    1,972         625                5,656       2,348
    Interest Expense on Option Premium Liability                  944         324                2,830         324
    Unrealized Foreign Exchange (Gain) Loss                       152     (30,206)             (26,522)    (20,306)
    Unrealized (Gain) Loss on Risk Management                 (33,252)     (1,697)              78,950      (1,697)
    Future Income Tax Expense                                  35,528      33,371                  197      50,651
    Cash Settlement on Performance Share Units                      -           -               (2,104)       (596)
    Cash Settlement on Asset Retirement Obligation                  -          (2)                 (91)        (45)
Cash Flow From Operations, Before Changes
    in Non-Cash Working Capital                               110,500      95,048              137,387     173,837
Add:
    Interest (excluding interest on Option Premium Liability)  12,638      13,262               36,313      44,008
    Realized Foreign Exchange Loss                                289       2,103                1,574       2,106
    Large Corporations (Recovery) Tax                              14         588                 (127)      1,890
    Cash Settlement on Performance Share Units                      -           -                2,104         596
    Cash Settlement on Asset Retirement Obligation                  -           2                   91          45
EBITDAX                                                       123,441     111,003              177,342     222,482
===================================================================================================================

     EBITDAX (Earnings before Interest, Taxes, Depreciation, Depletion, Amortization, Stock-based Compensation, Accretion on Asset Retirement Obligation, Foreign Exchange and Risk Management) of $123.4 million was recorded for the third quarter of 2006 compared to $111.0 million for the comparable prior year period. This increase is due to improved Western realizations associated with the continued strengthening of commodity prices during the third quarter of 2006. Third quarter 2006 EBITDAX increased $131.6 million over the second quarter of 2006 as the majority of the turnaround activities occurred during the second quarter significantly impacting production and associated financial performance.

     Cash flow from operations before changes in non-cash working capital ("cash flow from operations") was $110.5 million in the third quarter of 2006 compared to $95.0 million in the third quarter of 2005, establishing a new record. Third quarter 2006 cash flows from operations represent a substantial increase compared to the second quarter as operations returned to normal performance with the culmination of the turnaround process.


FINANCIAL POSITION

Bank Debt

During the third quarter of 2006, Western increased its Revolving Credit Facility by $14 million as a result of working capital commitments associated with the turnaround and the ramp-up of capital for pre-FID expenditures. Repayments to the Revolving Credit Facility were made during the last two months of the quarter to bring the balance outstanding to $45 million. As communicated in our second quarter report, the size of the Revolving Credit Facility is a function of Western's share of the before tax present value proved reserves associated with the Project. With the announcement of Western's formal participation in Expansion 1, Western's proved reserves will substantially increase. Western will be disclosing the economic value associated with Expansion 1 reserves as part of its annual reporting process in the first quarter of 2007. It is anticipated that increases to Western's revolver would be undertaken with the existing banking syndicate commensurate with this increased reserve value.

Capital Expenditures

Western's capital expenditures totaled $96.4 million in the third quarter of 2006 compared to $16.2 million for the comparable period in 2005. Capital expenditures in the third quarter of 2006 included $9.4 million for base operations, $6.6 million for sustaining capital, $45.4 million for expansion related capital, and $35.0 million related to business development and corporate expenditures. These business development expenditures relate to Western's participation in the Chevron-operated Ells River in-situ project, Western's in-situ lease acquisition activities and expenditures related to Kurdistan.

Analysis of Cash Resources

Cash balances totaled $2.5 million at September 30, 2006 compared to $6.0 million at June 30, 2006. Cash inflows included: $110.5 million cash flow from operations, $14 million increase in bank lines and $0.1 million from the exercise of employee stock options. Cash outflows included $96.4 million of capital expenditures, a $31.4 million increase in non-cash working capital and $0.3 million in repayment of obligations under capital lease and deferred charges.

     Higher non-cash working capital during the third quarter of 2006 was the result of a $49.6 million increase in accounts receivable offset by a $12.8 million increase in accounts payable, a $2.3 million decrease in inventory and a $3.1 million decrease in prepaid expenses. The increase in receivable is predominantly due to the return to normal operations and sales activities following the turnaround. The increase in accounts payable reflects five months of accrued interest on Western's long-term notes at September 30, 2006 compared to two months accrued at June 30, 2006. The composition of the payable balance has changed compared to the second quarter of 2006 where the majority of expenditures were turnaround related compared to the third quarter which were operational in nature.

Insurance Claims

There were no new developments during the third quarter of 2006 with respect to Western's ongoing arbitration proceedings concerning the Cost Overrun and Project Delay insurance policy, known as Section IV. Western anticipates that formal arbitration hearings will commence in 2007. Amounts owing under all Western's insurance claims total $244 million as of September 30, 2006.

Flow-Through Shares

During the third quarter of 2006, it was communicated to Western that the Canada Revenue Agency ("CRA") proposes to challenge the characterization of certain expenditures capitalized as Canadian Exploration Expense ("CEE") and which were incurred in 2001 and 2002. Western has yet to be formally reassessed and continues to work with its Joint Venture Participants to seek resolution of this potential challenge. If the CRA is successful in assessing a change in the characterization of these expenditures, the resulting reduction would impact Western's obligations under the indemnity provisions in the subscription agreements for the flow-through shares and, in turn, would impact Western's reported results. Western renounced CEE to certain of its shareholders in the aggregate amount of $29.2 million in 2001 and $19.5 million in 2002.

UNDEVELOPED LAND

Western recently purchased leases 442 and 472 in the Athabasca region which have the potential for in-situ development. With these lease acquisitions, and including lease 353 which Western purchased in 2005, the Company's in-situ land position has grown to over 21,000 gross acres. Early stage planning for these in-situ leases is underway and will include an evaluation drilling program this winter. There are no reserves or resources estimates currently associated with Western's in-situ lands. The other Joint Venture Owners have the right to participate in these newly acquired Western leases.

RESERVES AND RESOURCES

With Board approval of the AOSP Expansion 1, Western reported updated oil sands reserve estimates using reserve definitions in accordance with National Instrument 51-101. Western's qualified independent evaluator, GLJ Petroleum Consultants ("GLJ"), has initially estimated that Western's working interest or company gross proved plus probable reserves from AOSP Expansion 1 are approximately 252 million barrels of synthetic crude oil. This represents an increase of more than 80 per cent over the reserve position assigned to the Muskeg River Mine by GLJ as at December 31, 2005 and reported in Western's Annual Information Form, bringing the total estimated proved and probable reserves to over 554 million barrels net of production as at the end of October 2006. Upon regulatory approval of the Muskeg River Mine expansion, GLJ will also reclassify 84 million barrels of probable reserves net to Western to proved reserves. As a result of this reclassification, total proved reserves will represent 483 million barrels or over 87 per cent of the total estimated 554 million barrels of proved and probable reserves.

     Over the next five years, Western and the other Joint Venture Owners have an active 2,500 core hole drilling program planned to further define the mineable resource and reserve potential on the AOSP's existing and new leases. Western believes there are sufficient bitumen resources in place to support multiple expansions beyond the three planned expansions at the AOSP. As new data becomes available following each drilling season and an evaluation process is completed, Western will continue to update its reserve and resource estimates. To enhance its resource disclosure, Western anticipates disclosing contingent resources as part of its annual filing obligations.

KURDISTAN UPDATE

Western, through its wholly-owned subsidiary, WesternZagros, continues to make measured progress in ratifying the Exploration and Production Sharing Agreement ("EPSA") signed with the Kurdistan Regional Government in May of this year. Seismic operations have been initiated and are expected to continue into 2007 in order to determine the initial exploration well locations.

     WesternZagros is also moving steadily towards implementing the necessary reporting, treasury and internal controls systems to support and ensure the smooth conduct of operations in Kurdistan. Internationally experienced advisors have been consulted in this process to assist Western in its efforts. WesternZagros is also augmenting its oil and gas group, both in-country and domestically, to ensure all areas of the operation are appropriately staffed. Western recently filled the key position of Senior Drilling Manager for Kurdistan with the addition of Mr. Matthew Swartout. Mr. Swartout has a great depth of experience in Middle Eastern drilling operations and he will be a valued addition to the team dedicated to our Kurdistan initiative.

OUTLOOK

With the first major turnaround now behind us, Western is anticipating production to return to the record levels achieved during the second half of 2005. Western is maintaining its forecasted 2006 annual production target of 26,000 to 27,000 barrels per day.

     Our formal commitment to participate to our 20 per cent interest in Expansion 1 of the AOSP marks another significant milestone for Western. It further demonstrates our commitment to our continuous construction expansion strategy and reinforces our mandate to create value through the development of large, long-life hydrocarbon resources. As previously communicated, Western completed a preliminary analysis of the undeveloped lands that we have the right to participate in within the Athabasca region, including both mining and in-situ lands. Based on this analysis, Western believes there are sufficient bitumen resources in place to support multiple expansions beyond the three planned expansions of the AOSP. Given the resource potential on the leases acquired by all Joint Venture Owners, including those in-situ leases recently purchased by Western, our production could grow to the 150,000 to 200,000 barrel per day range.

     Downstream integration is a key component of Western's growth strategy. Beyond Expansion 1, Western is independently evaluating alternative downstream solutions with the goal of improving product yields and sales price realizations while reducing capital intensity. To capitalize on this opportunity and meet these goals, Western is committed to a long-term strategy involving commercially attractive, cost-effective, downstream integration for upgrading bitumen into light synthetic crude oil products for both its future mining and in-situ volumes. Given that volumes from future AOSP Expansions, together with in-situ volumes from both Western and Chevron operated properties, are not expected to come on stream until 2012, Western believes it has ample time to secure the appropriate solution and act in the best interests of its shareholders.

     In the next several weeks, we anticipate communicating our formal 2007 capital expenditure guidance. In addition, pending Board approval, Western plans to implement a comprehensive financial plan over the course of the next year to provide the platform by which we will meet our financial commitments on both Expansion 1 and Western's share of the in-situ development program. Should commodity prices maintain the levels experienced over the last few quarters, Western anticipates that a noteworthy portion of our total capital expenditures would be financed through internally generated cash flow.

Business Risks

Western is subject to a number of business risks that are typical given the nature of Western's operations. These risks are described in Western's previous public disclosures, including the 2005 Annual Report, which are available on the Company's website.

Non-GAAP Financial Measures

Western includes cash flow from operations per share, cash flow from operations excluding hedging activities, earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange gains and gains and losses on risk management activities ("EBITDAX"), EBITDAX excluding hedging activities and net earnings excluding hedging activities as investors may use this information to better analyze our operating performance. We also include certain per barrel information, such as realized crude oil sales price, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings (Loss) per Share and Net Earnings (Loss) Attributable to Common Shareholders (both Canadian GAAP measures), cash flow from operations per share and EBITDAX provide a better basis for evaluating our operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDAX provides a useful indicator of our ability to fund our financing costs and any future capital requirements.

CONSOLIDATED BALANCE SHEETS

                                                                   As at September 30    As at December 31
(Unaudited) ($ thousands)                                                        2006                 2005
-----------------------------------------------------------------------------------------------------------
Assets
Current Assets
   Cash                                                                         2,512                5,590
   Accounts Receivable                                                         89,356               87,398
   Inventory                                                                   23,457               21,083
   Prepaid Expense                                                              3,392                9,355
   Current Portion of Risk Management (note 11)                                 4,645                    -
                                                                              123,362              123,426
Property, Plant and Equipment (note 1)                                      1,505,649            1,352,605
Risk Management (note 11)                                                      14,831               98,426
Deferred Charges                                                               14,143               16,063
                                                                            1,534,623            1,467,094

                                                                            1,657,985            1,590,520
===========================================================================================================
Liabilities
Current Liabilities
   Accounts Payable and Accrued Liabilities                                   141,110              101,303
   Current Portion of Lease Obligations (note 3)                                2,278                3,396
   Current Portion of Option Premium Liability (note 4)                        17,774                    -
                                                                              161,162              104,699
Long-term Liabilities
   Long-term Debt (note 2)                                                    546,885              565,655
   Lease Obligations (note 3)                                                  57,320               55,809
   Option Premium Liability (note 4)                                           66,720               85,416
   Asset Retirement Obligation (note 5)                                         9,469                9,094
   Future Income Tax (note 10)                                                 56,642               56,445
                                                                              737,036              772,419
                                                                              898,198              877,118
Shareholders' Equity
Share Capital (note 7)                                                        551,825              548,747
Contributed Surplus (note 9)                                                    6,612                3,474
Retained Earnings                                                             201,350              161,181
                                                                              759,787              713,402

                                                                            1,657,985            1,590,520
===========================================================================================================

Subsequent Event (note 13)

See Accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                                  Three Months Ended September 30   Nine Months Ended September 30
-------------------------------------------------------------------------------------------------------------------
(Unaudited) ($ thousands, except amounts per share)              2006        2005                 2006        2005
-------------------------------------------------------------------------------------------------------------------
Revenues (note 11)                                            322,175     275,191              695,662     685,541
Less Purchased Feedstocks and Transportation                  115,928      89,502              254,534     259,942
                                                              206,247     185,689              441,128     425,599
Expenses
   Operating                                                   66,453      64,810              219,870     179,300
   Research and Business Development                            8,294       3,859               22,036       7,994
   Royalties                                                    1,536       1,407                2,894       2,954
   General and Administrative                                   3,905       2,725               11,007       7,204
   Insurance                                                    2,618       1,885                7,979       5,665
   Interest (note 6)                                           13,582      13,586               39,143      44,332
   Stock-based Compensation (note 9)                            1,972         625                5,656       2,348
   Accretion on Asset Retirement Obligation (note 5)              155         141                  466         425
   Depreciation, Depletion and Amortization (note 1)           20,470      13,119               37,836      36,654
                                                              118,985     102,157              346,887     286,876
Earnings Before Other (Income) Expense and Income Taxes        87,262      83,532               94,241     138,723
Other (Income) Expense
   Foreign Exchange (Gain) Loss                                   441     (28,103)             (24,948)    (18,200)
   Unrealized (Gain) Loss on Risk Management (note 11)        (33,252)     (1,697)              78,950      (1,697)
Earnings Before Income Taxes                                  120,073     113,332               40,239     158,620
Income Tax Expense (note 10)                                   35,542      33,959                   70      52,541
Net Earnings                                                   84,531      79,373               40,169     106,079
Retained Earnings at Beginning of Period                      116,819      38,438              161,181      11,732

Retained Earnings at End of Period                            201,350     117,811              201,350     117,811
===================================================================================================================
Net Earnings Per Share (note 8)
   Basic                                                         0.52        0.50                 0.25        0.66
   Diluted                                                       0.52        0.49                 0.25        0.65

See Accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Three Months Ended September 30   Nine Months Ended September 30
-------------------------------------------------------------------------------------------------------------------
(Unaudited) ($ thousands)                                        2006        2005                 2006        2005
-------------------------------------------------------------------------------------------------------------------
Cash Provided by (Used In)

Cash From Operating Activities
   Net Earnings                                                84,531      79,373               40,169     106,079
Non-cash Items
   Stock-based Compensation (note 9)                            1,972         625                5,656       2,348
   Accretion on Asset Retirement Obligation (note 5)              155         141                  466         425
   Depreciation, Depletion and Amortization (note 1)           20,470      13,119               37,836      36,654
   Interest Expense on Option Premium Liability (note 4)          944         324                2,830         324
   Unrealized (Gain) Loss on Risk Management (note 11)        (33,252)     (1,697)              78,950      (1,697)
   Unrealized Foreign Exchange (Gain) Loss (note 2 and 4)         152     (30,206)             (26,522)    (20,306)
   Future Income Tax Expense (note 10)                         35,528      33,371                  197      50,651
Cash Items
   Cash Settlement of Asset Retirement Obligation (note 5)          -          (2)                 (91)        (45)
   Cash Settlement of Performance Share Unit Plan (note 9)          -           -               (2,104)       (596)
                                                              110,500      95,048              137,387     173,837
(Increase) Decrease in Non-cash Working Capital (note 12)     (39,863)     25,355               (9,425)    (18,033)
                                                               70,637     120,403              127,962     155,804
Cash From (Used In) Financing Activities
   Issue of Share Capital (note 7)                                 83       1,142                2,664       2,187
   Issue (Repayment) of Long-term Debt, Net                    14,000    (129,000)               4,000    (141,000)
   Repayment of Obligations Under Capital Lease                  (334)       (336)              (1,006)     (1,006)
                                                               13,749    (128,194)               5,658    (139,819)
Cash Invested
   Capital Expenditures                                       (96,402)    (16,164)            (187,561)    (43,026)
   Insurance Proceeds                                               -         204                    -      22,412
   Decrease in Non-cash Working Capital (note 12)               8,490      24,488               50,863       6,054
                                                              (87,912)      8,528             (136,698)    (14,560)
(Decrease) Increase in Cash                                    (3,526)        737               (3,078)      1,425
Cash at Beginning of Period                                     6,038       4,403                5,590       3,715

Cash at End of Period                                           2,512       5,140                2,512       5,140
===================================================================================================================

See Accompanying Notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Tabular amounts in $ thousands, except for share amounts)

The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries (the "Corporation"), and are presented in accordance with Canadian Generally Accepted Accounting Principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2005 and the Property, Plant and Equipment accounting policy provided in the consolidated financial statements for the three and six month period ended June 30, 2006. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2005.

1. PROPERTY, PLANT AND EQUIPMENT

September 30, 2006                                      Cost  Accum. DD&A*         Net
---------------------------------------------------------------------------------------
Athabasca Oil Sands Project
    Producing Assets                               1,405,045     (139,529)   1,265,516
    Capital Leases                                    52,705       (5,388)      47,317
    Expansions                                       132,759            -      132,759
                                                   1,590,509     (144,917)   1,445,592
In Situ Projects                                      29,466            -       29,466
Kurdistan Exploration Project                         18,316            -       18,316
Corporate and Other                                   13,939       (1,664)      12,275
                                                   1,652,230     (146,581)   1,505,649
=======================================================================================

December 31, 2005                                       Cost  Accum. DD&A*         Net
---------------------------------------------------------------------------------------

Athabasca Oil Sands Project
    Producing Assets                               1,350,436     (105,010)   1,245,426
    Capital Leases                                    52,705       (4,294)      48,411
    Expansions                                        38,235            -       38,235
                                                   1,441,376     (109,304)   1,332,072
In Situ Projects                                         797            -          797
Kurdistan Exploration Project                          8,962            -        8,962
Corporate and Other                                   12,136       (1,362)      10,774
                                                   1,463,271     (110,666)   1,352,605
=======================================================================================

* Accumulated Depreciation, Depletion and Amortization

At September 30, 2006, the Producing Assets in the Athabasca Oil Sands Project ("AOSP") include asset retirement costs, net of amortization of $7.0 million ($7.2 million - 2005). Costs not currently subject to depreciation, depletion and amortization include $132.8 million relating to the AOSP and $1.4 million relating to Corporate and Other, as the projects associated with these costs were not substantially complete and there has been no commercial production associated with these projects. All costs included in the Kurdistan Exploration Project and the In Situ Projects are excluded from depletion as they represent costs related to properties incurred in cost centres that are considered to be in the pre-production stage. Currently, there are no proved reserves in these cost centres. All costs, net of any associated revenues, in these cost centres have been capitalized.

During the three month period ended September 30, 2006, assets included in AOSP Producing Assets with a carrying value of $6.6 million were determined to be impaired. The capital projects associated with these assets have been cancelled and consequently the assets have no future economic benefit. Accordingly, the Corporation has determined the carrying value of these projects to be nil and has recognized, in Depreciation, Depletion and Amortization, an impairment of $6.6 million.

2. LONG-TERM DEBT
                                                     September 30,  December 31,
                                                             2006          2005
--------------------------------------------------------------------------------

US $450 million Senior Secured Notes                      501,885       524,655
Revolving Credit Facility                                  45,000        41,000
                                                          546,885       565,655
-===============================================================================

The Corporation's US dollar denominated Senior Secured Notes (the "Notes") are translated into Canadian dollars at the period end exchange rate. For the three month period ended September 30, 2006, the unrealized foreign exchange loss arising on the Notes was $0.1 million (September 30, 2005 - $29.0 million unrealized foreign exchange gain). For the nine month period ended September 30, 2006, the unrealized foreign exchange gain arising on the Notes was $22.8 million (September 30, 2005 - $19.1 million unrealized foreign exchange gain). As at September 30, 2006, a total of $207.0 million of unrealized foreign exchange gains had been recognized from the inception of the Notes, approximately $92 million of which has been capitalized as the unrealized gains were recognized prior to commercial operations.


3. LEASE OBLIGATIONS
                                                     September 30,  December 31,
                                                             2006          2005
--------------------------------------------------------------------------------

Obligations Under Capital Lease                            49,262        50,266
Operating Lease Guarantee Obligation                       10,336         8,939
                                                           59,598        59,205
Less: Current Portion                                       2,278 -       3,396
                                                           57,320        55,809
================================================================================

The Obligations Under Capital Lease relates to the Corporation's share of capital costs for the hydrogen-manufacturing unit within the AOSP. Repayments of the principal obligation are $1.3 million per year and are scheduled to remain at that level until repaid.

     The Operating Lease Guarantee Obligation relates to the Mobile Equipment leases. The Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the leases. Accordingly, the Corporation recognized, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed. During the three and nine month period ended September 30, 2006, the Corporation paid nil and $0.6 million, respectively, in regard to this obligation (September 30, 2005 - nil and $1.5 million, respectively).


4. OPTION PREMIUM LIABILITY

The Corporation deferred payment and receipt of the premiums associated with the options described in Note 11(b) until the settlement of the option contracts between 2007 and 2009. The total net premiums payable by the

Corporation are US$21.9 million for 2007, US$32.4 million for 2008 and US$27.8 million for 2009. On the dates that the option contracts were entered into, a net liability was recognized on the consolidated balance sheet at the estimated present value of the net premiums payable. Subsequent to the inception dates of the option contracts, interest expense is recognized, with a corresponding increase to the liability, at annual rates ranging from 4.25% to 4.50%.
Interest expense recognized for the three and nine month periods ended September 30, 2006 was $0.9 million and $2.8 million, respectively (September 30, 2005 - $0.3 million). The option premium liability is denominated in US dollars and is translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange loss arising on the option premium liability for the three month period ended September 30, 2006 was $0.02 million (September30, 2005 - $1.2 million unrealized foreign exchange gain). The unrealized foreign exchange gain arising on the option premium liability for the nine month period ended September 30, 2006 was $3.8 million, respectively (September30, 2005 - $1.2 million unrealized foreign exchange gain).

     The following table presents the  reconciliation of the net Option Premium
Liability:

                                                   Three Months Ended September 30  Nine Months Ended September 30
-------------------------------------------------------------------------------------------------------------------
                                                                    2006      2005                  2006      2005
-------------------------------------------------------------------------------------------------------------------
Option Premium Liability at Beginning of Period                   83,533         -                85,416         -
Net Premiums                                                           -    84,976                     -    84,976
Interest Expense                                                     944       324                 2,830       324
Unrealized Foreign Exchange (Gain) Loss                               17    (1,181)               (3,752)   (1,181)
Option Premium Liability at End of Period                         84,494    84,119                84,494    84,119
Less: Current Portion                                             17,774         -                17,774         -
                                                                  66,720    84,119                66,720    84,119
===================================================================================================================

5. ASSET RETIREMENT OBLIGATION

The Corporation, in association with its 20 per cent working interest in the AOSP, is responsible for its share of future dismantlement and site restoration costs in the mining, extracting and upgrading activities. The following table presents the reconciliation of the Asset Retirement Obligation:

                                                   Three Months Ended September 30  Nine Months Ended September 30
-------------------------------------------------------------------------------------------------------------------
                                                                    2006      2005                  2006      2005
-------------------------------------------------------------------------------------------------------------------
Asset Retirement Obligation at Beginning of Period                 9,314     8,432                 9,094     8,191
Liabilities Settled                                                    -        (2)                  (91)      (45)
Accretion on Asset Retirement Obligation                             155       141                   466       425
Asset Retirement Obligation at End of Period                       9,469     8,571                 9,469     8,571
===================================================================================================================

6. INTEREST EXPENSE
                                                   Three Months Ended September 30  Nine Months Ended September 30
-------------------------------------------------------------------------------------------------------------------
                                                                    2006      2005                  2006      2005
-------------------------------------------------------------------------------------------------------------------
Interest on Long-term Debt                                        11,921    12,619                34,140    42,175
Interest on Obligations Under Capital Lease                          717       643                 2,173     1,833
Interest on Option Premium Liability                                 944       324                 2,830       324
                                                                  13,582    13,586                39,143    44,332
===================================================================================================================

Cash interest paid for the three and nine month periods ended September 30, 2006 was $1.5 million and $25.6million, respectively (September 30, 2005 - $1.7 million and $33.2 million, respectively). Cash interest received for the three and nine month periods ended September 30, 2006 was $0.1 million and $0.2 million, respectively (September 30, 2005 - nil and $0.1 million, respectively).

7. SHARE CAPITAL

Issued and Outstanding
                                                                        Number of
                                                                           Shares       Amount
-----------------------------------------------------------------------------------------------
Common Shares
Balance at December 31, 2005                                          160,518,041      548,747
Issued for Cash                                                           571,608        2,664
Exercise of Stock Options Previously Recognized                                 -          414
Total Share Capital at September 30, 2006                             161,089,649      551,825
===============================================================================================

Outstanding
Stock Options                                                           3,855,014
===============================================================================================
Diluted Shares at September 30, 2006                                  164,944,663
===============================================================================================

8. NET EARNINGS PER SHARE

Basic weighted average number of common shares for the three and nine month periods ended September 30, 2006 are 161,084,823 and 160,928,037, respectively (September 30, 2005 - 160,229,593 and 160,103,854, respectively). Diluted weighted average number of shares for the three and nine month periods ended September 30, 2006 are 162,923,641 and 163,496,679, respectively (September 30, 2005 - 162,479,152 and 162,398,905, respectively).


9. STOCK-BASED COMPENSATION

(a) Stock Option Plan

Under the Corporation's stock-based compensation plan, 102,000 options were granted during the three month period ended September 30, 2006 at an average exercise price of $26.80 per share (September 30, 2005 - 30,000 options at an average exercise price of $27.75 per share). The fair values of all options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The Corporation utilizes sources such as Bloomberg L.P. in determination of certain assumptions. The weighted-average fair values of the options and the assumptions used in their determination are as follows:

                                 Three Months Ended September 30  Nine Months Ended September 30
-------------------------------------------------------------------------------------------------
                                                  2006      2005                  2006      2005
-------------------------------------------------------------------------------------------------
Granted                                        102,000    30,000               899,540   383,670
Weighted-average Fair Value                     $11.92    $12.60                $15.52     $7.60
Risk Free Interest Rate                          4.12%     3.72%                 4.24%     3.86%
Expected Life (in Years)                          6.00      6.00                  6.00      6.00
Expected Volatility                                34%       41%                33-43%    26-41%
Dividend Per Share                                   -         -                     -         -
=================================================================================================

(b) Performance Share Unit Plan ("PSUP")

The following table presents the reconciliation of the number of Performance Share Units:

                                          Three Months Ended September 30  Nine Months Ended September 30
----------------------------------------------------------------------------------------------------------
                                                           2006      2005                  2006      2005
----------------------------------------------------------------------------------------------------------
Outstanding at Beginning of Period                      230,052   180,078               160,128    99,291
Granted                                                  16,335         -               149,530   113,880
Exercised                                                     -         -               (63,111)  (33,093)
Cancelled                                                  (858)   (8,904)               (1,018)   (8,904)
Outstanding at End of Period                            245,529   171,174               245,529   171,174
==========================================================================================================

(c) Deferred Share Unit Plan

Under the Deferred Share Unit Plan ("DSUP"), for the three and nine month periods ended September 30, 2006, $0.04 million and $0.2 million (September 30, 2005 - nil) in compensation expense was recorded in General and Administrative Expenses, respectively. No Deferred Share Units ("DSU") were redeemed for cash or shares of the Corporation for the three and nine month periods ended
September 30, 2006 and 2005. The Corporation had 25,299 DSUs outstanding at September 30, 2006 (September 30, 2005 - nil). As at September 30, 2006, the Corporation had $0.3 million recorded in Accounts Payable and Accrued Liabilities associated with the DSUP.

(d) Stock-based Compensation

For the three and nine month periods ended September 30, 2006, the Corporation recognized $2.0 million and $5.7 million, respectively, (September 30, 2005 - $0.6 million and $2.3 million) in compensation expense related to stock-based compensation issued subsequent to January 1, 2003. For the three month period ended September30, 2006, the compensation expense is comprised of $1.3 million (September 30, 2005 - $0.4 million) in respect to the Corporation's stock option plan and $0.7 million (September 30, 2005 - $0.2 million) in respect to the Corporation's Performance Share Unit Plan. For the nine month period ended September 30, 2006, the compensation expense is comprised of $3.3 million (September 30, 2005 - $0.9 million) in respect to the Corporation's stock option plan and $2.4 million (September 30, 2005 - $1.4 million) in respect to the Corporation's Performance Share Unit Plan.

     Under CICA 3870, no compensation expense is required to be recognized for stock options granted before January1, 2003. Had compensation expense been determined based on the fair value method for awards granted on or after December 31, 2001 but before January 1, 2003, the Corporation's net earnings and net earnings per share would have been adjusted to the proforma amounts indicated below:

                                                   Three Months Ended September 30  Nine Months Ended September 30
-------------------------------------------------------------------------------------------------------------------
                                                                    2006      2005                  2006      2005
-------------------------------------------------------------------------------------------------------------------
Net Earnings - As Reported                                        84,531    79,373                40,169   106,079
Compensation Expense                                                  24       225                   183       667
Net Earnings - Pro Forma                                          84,507    79,148                39,986   105,412
===================================================================================================================
Basic Earnings Per Share
    As Reported                                                     0.52      0.50                  0.25      0.66
    Pro Forma                                                       0.52      0.49                  0.25      0.66
Diluted Earnings Per Share
    As Reported                                                     0.52      0.49                  0.25      0.65
    Pro Forma                                                       0.52      0.49                  0.25      0.65
===================================================================================================================

(e) Contributed Surplus

The following table presents the reconciliation of Contributed Surplus:

                                                   Three Months Ended September 30  Nine Months Ended September 30
-------------------------------------------------------------------------------------------------------------------
                                                                    2006      2005                  2006      2005
-------------------------------------------------------------------------------------------------------------------
Contributed Surplus at Beginning of Period                         4,640     2,372                 3,474     1,245
Stock-based Compensation Expense                                   1,972       625                 5,656     2,348
Cash Settlement of Performance Share Unit Plan                         -         -                (2,104)     (596)
Exercise of Stock Options Previously Recognized                        -         -                  (414)        -
Contributed Surplus at End of Period                               6,612     2,997                 6,612     2,997
===================================================================================================================

10. INCOME TAX
                                                   Three Months Ended September 30  Nine Months Ended September 30
-------------------------------------------------------------------------------------------------------------------
                                                                    2006      2005                  2006      2005
-------------------------------------------------------------------------------------------------------------------
Current Income Tax (Recovery) Expense                                 14       588                  (127)    1,890
Future Income Tax Expense                                         35,528    33,371                   197    50,651
Income Tax Expense                                                35,542    33,959                    70    52,541
===================================================================================================================

The future income tax liability consists of:
                                                                                 September 30,     December 31,
                                                                                         2006             2005
----------------------------------------------------------------------------------------------------------------
Future Income Tax Assets
    Unrealized Loss on Risk Management                                                 20,006                -
    Net Losses Carried Forward                                                          3,931            4,707
    Impairment of Long-lived Assets                                                       686              796
    Share Issue Costs                                                                     620              973
Future Income Tax Liabilities
    Capital Assets in Excess of Tax Values                                            (61,974)         (39,924)
    Unrealized Foreign Exchange Gain                                                  (16,661)         (15,500)
    Debt Issue Costs                                                                   (3,250)          (3,123)
    Unrealized Gain on Risk Management                                                      -           (4,374)
Net Future Income Tax Liability                                                       (56,642)         (56,445)
================================================================================================================

     The following table reconciles income taxes calculated at the Canadian statutory rate of 34.50% (2005 - 37.62%) with actual income taxes:

                                                   Three Months Ended September 30  Nine Months Ended September 30
-------------------------------------------------------------------------------------------------------------------
                                                                    2006      2005                  2006      2005
-------------------------------------------------------------------------------------------------------------------
Net Earnings Before Income Taxes                                 120,073   113,332                40,239   158,620
Income Tax Expense at Statutory Rate                              41,425    42,635                13,882    59,672
Effect of Tax Rate Changes and Timing of Use                      (6,186)      313               (10,527)    1,349
Non-taxable Portion of Foreign Exchange (Gain) Loss                   40    (6,040)               (4,541)   (3,980)
Non-deductible Expenses                                                -         -                   326         -
Resource Allowance                                                    98    (3,772)                  101    (7,814)
Stock-based Compensation                                             653       235                 1,226       660
Provision to Actual                                                 (502)        -                  (270)      764
Large Corporations Tax (Recovery) Expense                             14       588                  (127)    1,890
Income Tax Expense                                                35,542    33,959                    70    52,541
===================================================================================================================

11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation has entered into various commodity-pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars, thereby providing greater certainty of future cash flow from the sale of the Corporation's synthetic crude oil products. This risk management strategy is intended to protect the Corporation's base and future capital programs and ensure the funding of debt obligations. Certain of these commodity-pricing agreements were accounted for as hedges, as they qualified for hedge accounting under Accounting Guideline 13 and were designated as hedges, while other commodity-pricing agreements are accounted for under fair value accounting as they did not qualify or have not been designated as hedges for accounting purposes.

(a) Hedge Accounting

There were no crude oil swap positions in place during the three and nine month periods ended September 30, 2006 as the crude oil swaps were settled in 2005. For the three and nine month periods ended September 30, 2005, the Corporation's revenues were reduced by $27.8 million and $85.4 million, respectively, from crude oil price hedging losses.

(b) Fair Value Accounting

The Corporation has put options at strike prices ranging from US$50.00 to US$55.00 per barrel, averaging US$52.42 per barrel for the three year period beginning January 1, 2007. The premiums for the purchased put options were partially offset through the sale of call options at strike prices ranging from US$90.00 to US$95.00 per barrel, averaging US$92.41 per barrel for the three year period beginning January 1, 2007, resulting in a net premium liability. Payment of the net premium liability is deferred until the settlement of the option contracts between 2007 and 2009.

     As at September 30, 2006, the Corporation had outstanding the following put and call options:

                                                                            2007         2008         2009
-----------------------------------------------------------------------------------------------------------
Barrels Per Day
    Put Options Purchased                                                 20,000       20,000       20,000
    Call Options Sold                                                     10,000       15,000       15,000
US$ Per Barrel
    Average Put Strike Price                                            US$52.50     US$54.25     US$50.50
    Average Call Strike Price                                           US$92.50     US$94.25     US$90.50
===========================================================================================================

     The fair value of the option contracts was recognized on the consolidated balance sheet on the dates they were entered into. During the three month period ended September 30, 2006, the Corporation recognized an unrealized gain of $33.3 million (September 30, 2005 - $1.7 million unrealized gain) and for the nine month period ended September 30, 2006, the Corporation recognized an unrealized loss of $79.0 million (September 30, 2005 - $1.7 million unrealized gain) on the Risk Management Asset (Liability), marking it to fair value at the end of the period. The counterparties to these put and call options have investment grade credit ratings, thereby partially mitigating the credit risk associated with these financial instruments.

     The following table presents the reconciliation of the Risk Management Asset (Liability):

                                                   Three Months Ended September 30  Nine Months Ended September 30
-------------------------------------------------------------------------------------------------------------------
                                                                    2006      2005                  2006      2005
-------------------------------------------------------------------------------------------------------------------
Risk Management Asset (Liability) at Beginning of Period         (13,776)        -                98,426         -
Net Premium                                                            -    84,976                     -    84,976
Unrealized Gain (Loss) on Risk Management                         33,252     1,697               (78,950)    1,697
Risk Management Asset at End of Period                            19,476    86,673                19,476    86,673
Less: Current Portion                                              4,645         -                 4,645         -
                                                                  14,831    86,673                14,831    86,673
===================================================================================================================

12. CHANGES IN NON-CASH WORKING CAPITAL
                                                   Three Months Ended September 30  Nine Months Ended September 30
-------------------------------------------------------------------------------------------------------------------
                                                                    2006      2005                  2006      2005
-------------------------------------------------------------------------------------------------------------------
Source/(Use)
Operating Activities
    Accounts Receivable                                          (49,618)    5,336                (1,958)  (21,379)
    Inventory                                                      2,306    (2,810)               (2,374)  (11,581)
    Prepaid Expense                                                3,156     4,134                 5,963     1,278
    Accounts Payable and Accrued Liabilities                       4,293    18,695               (11,056)   13,649
                                                                 (39,863)   25,355                (9,425)  (18,033)
===================================================================================================================
Investing Activities
    Accounts Receivable                                                -    19,380                     -         -
    Accounts Payable and Accrued Liabilities                       8,490     5,108                50,863     6,054
                                                                   8,490    24,488                50,863     6,054
===================================================================================================================

13. SUBSEQUENT EVENT

On October 25, 2006, the Corporation announced that its Board of Directors approved its participation, to its proportionate interest, in Expansion 1 of the AOSP. Expansion 1 is a 100,000 barrel per day fully integrated expansion of the existing AOSP facilities, with new oil sands mining operations on Lease 13 and associated bitumen upgrading at the Scotford Upgrader. It also includes the construction of common upstream infrastructure that will be sized to support further mine expansions.




CORPORATE INFORMATION

OFFICERS
James C. Houck
President and Chief Executive Officer

Steve D. L. Reynish
Executive Vice President and
Chief Operating Officer

David A. Dyck
Senior Vice President, Finance and
Chief Financial Officer

Charles W. Berard
Corporate Secretary


SENIOR MANAGEMENT
John Frangos
President, Western Oil Development Inc.

M. Simon Hatfield
Vice President and Managing Director,
Oil & Gas

Jack D. Jenkins
Vice President, Corporate Planning
& Human Resources

Gerry Luft
Vice President, Downstream

Ray Morley
Vice President, Business Development

Graig Ritchie
Vice President, Oil Sands


DIRECTORS
Guy J. Turcotte
Chairman of the Board,
Western Oil Sands Inc.
Calgary, Alberta

Geoffrey A. Cumming
Lead Director
Vice Chairman,
Gardiner Group Capital Limited
Toronto, Ontario
Deputy Chairman,
Emerald Capital Limited
Auckland, New Zealand

David J. Boone
President and Director,
Escavar Energy
Calgary, Alberta

James C. Houck
President and Chief Executive Officer,
Western Oil Sands Inc.
Calgary, Alberta

Oyvind Hushovd
Corporate Director
Kristiansand, Norway

John W. Lill
Executive Vice President and
Chief Operating Officer,
Dynatec Corporation
Richmond Hill, Ontario

Randall Oliphant
Chairman and Chief Executive Officer,
Rockcliff Group Limited
Toronto, Ontario

Robert G. Puchniak
Executive Vice President and
Chief Financial Officer,
James Richardson & Sons Limited
Winnipeg, Manitoba

Mac H. Van Wielingen
Co-Chairman,
ARC Financial Corporation
Calgary, Alberta

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HEAD OFFICE
Suite 2400, Ernst & Young Tower
440 - 2nd Avenue S.W.
Calgary, Alberta T2P 5E9
Phone: (403) 233-1700
Fax: (403) 234-9156

WEBSITE
www.westernoilsands.com

AUDITORS
PricewaterhouseCoopers LLP
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta
Paul, Weiss, Rifkind, Wharton
  & Garrison LLP
New York, N.Y., USA

INDEPENDENT EVALUATORS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Norwest Corporation
Calgary, Alberta

REGISTRAR AND
TRANSFER AGENT
Valiant Trust Company
Calgary, Alberta

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Trading Symbol:WTO